Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Plan Administrator
AutoNation 401(k) Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-42891, 333-90819, and 333-175830) on Form S-8 of AutoNation, Inc. of our report dated June 10, 2013, with respect to the statements of net assets available for benefits of the AutoNation 401(k) Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the supplemental schedules, Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2012 and Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the AutoNation 401(k) Plan.

/s/ KPMG LLP

June 10, 2013
Fort Lauderdale, Florida
Certified Public Accountants